April 17, 2025
510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: DOLLY VARDEN SILVER CORP.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting

Record Date for Notice of Meeting :	May 15, 2025

Record Date for Voting (if applicable) :	May 15, 2025

Beneficial Ownership Determination Date :	May 15, 2025

Meeting Date :	June 24, 2025

Meeting Location (if available) :	Vancouver, BC

Issuer sending proxy related materials directly to NOBO:	Yes

Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	No

NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON SHARES	256827783	CA2568277834

Sincerely,

Computershare
Agent for DOLLY VARDEN SILVER CORP.